101 Park Avenue	Morgan, Lewis
New York, NY 10178	& Bockius LLP
Tel.: 212.309.6000	Counselors at Law
Fax: 212.309.6001

Richard F. Morris

Partner

212.309.6650

richard.morris@morganlewis.com

November 17, 2014

FILED AS EDGAR CORRESPONDENCE

John Grzeskiewicz
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-6010

Re:	CSOP ETF Trust, File Nos. 333-198810 and 811-22998

Dear Mr. Grzeskiewicz:

On behalf of our client, CSOP ETF Trust (the “Trust” or the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via email on October 20, 2014, regarding the Trust’s initial Registration Statement on Form N-1A (the “Registration Statement”).

The Registration Statement was filed with the SEC on September 18, 2014 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended, regarding the registration of shares of the CSOP FTSE China A50 ETF (the “Fund”), an exchange traded fund.

For ease of reference, we have set forth below each of the Staff’s comments followed by the Registrant’s response to the comment. Unless otherwise noted, the capitalized terms used herein have the same meaning as contained in the prospectus (the “Prospectus”) and the Statement of Additional Information (the “SAI”) included in the Registration Statement.

John Grzeskiewicz

Securities and Exchange Commission

November 17, 2014

GENERAL COMMENTS

1.	Comment. We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response.         The Registrant understands that the Staff may have additional comments when incomplete portions of the filing are completed in a subsequent pre-effective amendment.

2.	Comment. Please supply the undersigned with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so, provide the 1940 Act Release number and date of the order. If the Trust intends to file an application for an exemptive order, or an amendment to an existing order, the application process may result in additional disclosure beyond what is requested in this letter.

Response.         Concurrent with the filing of this letter with the SEC, we will provide the Staff with a copy of the Trust’s exemptive application (the “Exemptive Application”) that was filed on August 29, 2014 (file no. 812-14353) and is currently being reviewed by the Staff. The Exemptive Application requests exemptive relief for index-based ETFs (i) under Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 thereunder; (ii) under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and (iii) under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. The Registrant has not submitted and does not intend to submit any additional requests for exemptive or no-action relief.

3.	Comment. Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). In addition, you should also consult the recent guidance from this Division: IM Guidance Update, Guidance Regarding Mutual Fund Enhanced Disclosure (June 2014; No. 2014-08), which is available on the Commission’s website, http://www.sec.gov/investment/im-guidance-2014-08.pdf.

Response.         Where appropriate, the Registrant has revised the Prospectus disclosure to conform to the SEC’s plain English requirements.

John Grzeskiewicz

Securities and Exchange Commission

November 17, 2014

4.	Comment. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response.         The Registrant is aware of and intends to comply with its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

PROSPECTUS

Fees and Expenses (Page 1)

5.	Comment. Confirm in your response letter that there will be no “Acquired Fund Fees and Expenses” for at least the first full year of operations or, if there are, that they will amount to less than one basis point.

Response.         The Registrant confirms that for at least the first full year of operations there will be no “Acquired Fund Fees and Expenses” or, if there are, they will amount to less than one basis point.

Principal Investment Strategies (Pages 2-4)

6.	Comment. Will the Fund use the Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Index meets the definition for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response.          As disclosed in the Prospectus, the Fund seeks to track the FTSE China A50 Net Total Return Index (the “Underlying Index”). In this respect, the Underlying Index is the Fund’s “principal benchmark index.” The Underlying Index is administered by FTSE International Limited, which is not an affiliated person of the Fund, its investment adviser, or principal underwriter. Thus, the Underlying Index meets the definition of an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7).

Principal Risks (Pages 4-7)

7.	Comment. Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosure by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

John Grzeskiewicz

Securities and Exchange Commission

November 17, 2014

Response.         To the extent applicable, the Registrant believes that the disclosure regarding derivative instruments is consistent with the letter cited by the Staff.

8.	Comment. Delete the italicized cross-reference on this page and the heading, “Summary Information About the Purchase and Sale of Fund Shares and Taxes.”

Response.         The requested changes have been made.

9.	Comment. Confirm in your response letter that the information relating to financial intermediary compensation required by Item 8 is not needed because neither the Fund nor its related companies pay such compensation. Please inform the staff how the Fund will be marketed without using financial intermediaries.

Response.         The Fund has omitted this information, as permitted by Item 8, because neither the Fund nor any of its related companies intend to pay intermediaries for the sale of Fund shares or related services. We also note that historically, most ETFs do not pay fees to financial intermediaries. Rather, intermediaries are compensated for ETF sales through commissions or other fees paid by their clients. If CSOP Asset Management Limited (the “Adviser”) or the Trust were to pay financial intermediaries in the future, we would add appropriate disclosure to the Prospectus and SAI.

Current plans are for the Fund to be marketed through its website, through possible advertisements in relevant trade magazines, newspapers and third-party websites and through meetings between the distributor and financial intermediaries. Fees for such marketing will be paid by the Adviser.

More Information About the Fund’s Principal Risks (Pages 9-20)

10.	Comment. Custody Risk (page 14) – Please consider whether custody risk is a principal risk factor that should be disclosed in the Fund Summary under “Principal Risks”.

Response.         The following disclosure has been added to the “Principal Risks” section of the Prospectus:

Custody Risk — Less developed markets, such as China, are more likely to experience problems with the clearance and settlement of trades and the holding of securities by local banks, agents and depositories. Local agents are held only to the standards of care of their local markets and, in general, the less developed a country’s securities markets are, the greater the likelihood of custody and settlement problems.

John Grzeskiewicz

Securities and Exchange Commission

November 17, 2014

Applicable PRC regulations require that the A-Shares purchased for the Fund by the Adviser may be credited to a securities trading account maintained in the joint names of the Fund and the Adviser. The Adviser may similarly credit all non-A-Share securities to a securities trading account maintained in the joint names of the Fund and the Adviser. The Adviser may not use the account for any other purpose than for maintaining the Fund’s assets. However, given that the securities trading account will be maintained in the joint names of the Adviser and the Fund, the Fund’s assets may not be as well-protected as they would be if it were possible for them to be registered and held solely in the name of the Fund. In particular, there is a risk that creditors of the Adviser may assert that the securities are owned by the Adviser and not the Fund, and that a court would uphold such an assertion. If this were to occur, creditors of the Adviser could seize assets of the Fund, resulting in potentially substantial losses to the Fund and Fund investors.

Investment Adviser (Page 22)

11.	Comment. Disclose that the Adviser is registered as an investment adviser with the U.S. Securities and Exchange Commission. Disclose whether the Adviser is the investment adviser or sub-adviser to any other U.S. registered investment companies. If the Fund is the first investment company to be advised by the Adviser, this lack of experience advising U.S. investment companies should be disclosed as a risk in the summary prospectus (Item 4) and the main prospectus (Item 9).

Response.         The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser has not previously served as an investment adviser or sub-adviser to any other U.S. registered investment companies. We have revised the “New Fund Risk” disclosure in the “Principal Risks” section of the Prospectus and added the below disclosure to the “More Information About the Fund’s Principal Risks” section of the Prospectus accordingly:

New Fund Risk — The Fund is newly organized and the Adviser has not previously managed an ETF registered under the 1940 Act. Accordingly, investors in the Fund bear the risk that the Fund may not employ a successful investment strategy or successfully implement its strategy, and that the Fund may fail to attract sufficient assets under management to realize economies of scale. These factors could have a negative impact on the Fund’s performance and, if they persist over time, could result in the Fund being liquidated. While shareholders would be provided with prior notice of liquidation, liquidation does not require shareholder approval, may occur at a time that may not be favorable for all shareholders and could have negative tax consequences for shareholders.

John Grzeskiewicz

Securities and Exchange Commission

November 17, 2014

12.	Comment. The prospectus states, “Under the Investment Advisory Agreement for the Fund, the Adviser has agreed to pay generally all expenses of the Fund.” If the disclosure in the Statement of Additional Information is true, please further disclose, “The Adviser is not responsible for, and the Fund will bear the cost of, interest expense, brokerage expenses and other expenses connected with the execution of portfolio securities transactions, distribution fees and extraordinary expenses.”

Response.         The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Description of Permitted Investments and Risk Factors (Pages S1-S14)

13.	Comment. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response.         The Fund confirms that the Prospectus discloses all principal investment strategies and principal risks pursuant to Items 4 and 9 of Form N-1A. We note that the other “investments and investment practices” disclosed in the SAI, but not in the Prospectus, are done so pursuant to Form N-1A Item 16(b).

The Adviser (Page S-18)

14.	Comment. Disclose the name and address of the Adviser’s agent for service.

Response.         The Adviser will furnish the name and address of its agent for service of process in a subsequent pre-effective amendment.

Members of the Board (Page S-22)

15.	Comment. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment. In addition, if the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund.

Response.         The Registrant will furnish information about its trustees and officers in a subsequent pre-effective amendment. The Registrant confirms that the Trust will have a majority of disinterested trustees.

John Grzeskiewicz

Securities and Exchange Commission

November 17, 2014

16.	Comment. (a) Disclose whether investors will be able to effect service of process within the United States upon non-resident trustees and officers of the Fund. (b) Disclose whether investors will be able to enforce, in U.S. courts, judgments against these non-resident persons predicated upon the civil liability provisions of the federal securities laws. (c) Disclose whether the Chinese, Hong Kong, or other appropriate foreign courts would enforce judgments of U.S. courts obtained in actions against these non-resident persons predicated solely upon the federal securities laws. (d) Disclose whether these foreign courts would enforce in original actions, liabilities against these persons predicated solely upon the federal securities laws.

Response.         The Prospectus has been revised on page 23 to disclose how enforcement by investors of civil liabilities under the federal securities laws may be effected by the presence of non-resident trustees and officers of the Fund, including whether investors will be able to effect service of process on the non-resident trustees and officers within the U.S., whether investors will be able to enforce, in U.S. courts, judgments against the non-resident trustees and officers, whether the appropriate foreign courts would enforce judgments of U.S. courts obtains in actions against the non-resident trustees and officers predicated solely upon the federal securities laws and whether the appropriate foreign courts would enforce, in original actions, liabilities against these entities predicated solely upon the federal securities laws.

Creation and Redemption of Creation Units (Page S-26)

17.	Comment. Since the Fund expects to effect most of its creations and redemptions for cash, rather than in-kind securities, please consider disclosing, if true, that paying redemption proceeds in cash rather than through in-kind delivery of portfolio securities may require the Fund to dispose of or sell portfolio investments to obtain the cash needed to distribute redemption proceeds at an inopportune time. This may cause the Fund to recognize gains or losses that it might not have incurred if it had made redemption in-kind. As a result, the Fund may pay out higher or lower annual capital gains distributions than ETFs that redeem in kind.

Response.         The following has been added to the “Principal Risks” section of the Prospectus:

Risk of Cash Transactions — Unlike most other ETFs, the Fund expects to effect creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF.

John Grzeskiewicz

Securities and Exchange Commission

November 17, 2014

In addition, the following disclosure has been added to the “More Information About the Fund’s Principal Risks” section of the Prospectus:

Risk of Cash Transactions — Unlike most other ETFs, the Fund expects to effect creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF. More traditional ETFs generally make in-kind redemptions of securities and, as a result, are able to avoid realizing gains in connection with the sale of portfolio securities to meet redemption requests. Because the Fund generally intends to effect redemptions for cash, rather than through delivery of portfolio securities, it will be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. This is likely to increase the Fund’s portfolio transaction costs. If the Fund sells portfolio securities at a gain, this generally will cause the Fund to recognize taxable gains it might not otherwise have recognized if it were to distribute portfolio securities in-kind, or to recognize such gains sooner than would otherwise be required. The Fund generally intends to distribute these gains to shareholders to avoid being taxed on this gain at the Fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different ETF.

John Grzeskiewicz

Securities and Exchange Commission

November 17, 2014

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert the SEC’s or the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 309-6650.

Sincerely,

/s/ Richard F. Morris
Richard F. Morris

cc: Lucia Chan
Michelle Wong